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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No. 2)



                             KENNEDY-WILSON, INC.
                   -----------------------------------------
                               (Name of Issuer)




                         COMMON STOCK, $.01 PAR VALUE
                   -----------------------------------------
                        (Title of Class of Securities)




                                 489399 20 4
                   -----------------------------------------
                                (CUSIP Number)





     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                            (Continued on following page(s))

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CUSIP NO.  489399 20 4                     13G          PAGE  2   OF   5   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lewis A. Halpert
          SSN ###-##-####
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    300,567**
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     None
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   300,567**
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

  (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,567** After giving effect to 1 for 10 reverse stock split effected November 20, 1995 and 20% stock dividend effected
          October 27, 1997
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

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 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          23.8%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!





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Item 1.           Issuer.

                  (a)      Name of Issuer:

                           Kennedy-Wilson, Inc. (the "Issuer")

                  (b)      Address of Issuer's Principal Executive Offices:

                           530 Wilshire Boulevard, Suite 101
                           Santa Monica, California 90401

Item 2.           Security and Background.

                  (a)      Name of Person Filing:

                           The person filing this Schedule 13G is Lewis A. Halpert, an individual.

                  (b)      Principal Business Address:

                           The principal business address of Mr. Halpert is 530 Wilshire Boulevard, Suite 101, Santa Monica, California 90401

                  (c)      Citizenship:

                           Mr. Halpert is a citizen of the United States of America.

                  (d)      Title and Class of Securities:

                           Common Stock

                  (e)      CUSIP NO.:

                           489399 20 4

Item 3.           Filings under Rules 13d-1(b), or 13d-2(b)

                  Not applicable.

Item 4.           Ownership.

                  (a)      Amount Beneficially Owned:

                           300,567

                  (b)      Percent of Class:

                           23.8%


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                  (c)      Voting and Dispositive Power:

                           Mr. Halpert has sole voting and dispositive power with respect to all 300,567 shares of Common Stock of the Issuer beneficially owned by him.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not Applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable.

Item 8.           Identification and Classification of Members of the
                  Group.

                  Not Applicable.

Item 9.           Notice of Dissolution of Group.

                  Not Applicable.

Item 10.          Certification.

                  Not Applicable.

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                                    SIGNATURE

                  After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        Date:  February 13, 1998


                                        /s/ LEWIS A. HALPERT
                                        --------------------------------
                                        Lewis A. Halpert



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